SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

PRANA BIOTECHNOLOGY LIMITED

(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________

This Form 6-K is not being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

(a development stage enterprise)

The following exhibits are submitted:

99.1	Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2016 and for the Six Months ended December 31, 2016 and December 31, 2015
99.2	Operating and Financial Review and Prospects for the Six Months ended December 31, 2016 and December 31, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

By: Geoffrey P. Kempler
Chief Executive Officer

Date: February 24, 2017

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of June 30, 2016 and December 31, 2016 and for the Six Months ended December 31, 2015 and 2014
99.2	Operating and Financial Review and Prospects for the Six Months ended December 31, 2016 and December 31, 2015